Contact:
Alon Holdings Blue Square-Israel Ltd.
Dror Moran, CFO
Toll-free telephone from U.S. and Canada:  888-572-4698
Telephone from rest of world: 972-3-928-2220
Fax: 972-3-928-2299
Email: cfo@bsi.co.il

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD. ANNOUNCES FINANCIAL
RESULTS FOR THE FIRST QUARTER OF 2011

THE STEPS THE COMPANY IS TAKING ARE BEGINNING TO SHOW

Rosh Ha'ayin, Israel - May 25, 2011 – Alon Holdings Blue Square-Israel Ltd. (NYSE and TASE: BSI) today announced its financial results for the first quarter ended March 31, 2011.

o
The operating profit this quarter was NIS 92 million which represents an increase of 26% compared to the corresponding quarter last year and an increase of 86% compared to the previous quarter which included the results of Dor Alon for the first time.

o
The same store sales (SSS) in the Supermarket segment reduced by 2.1% due to the effect of  the timing of the Passover festival. However, adjusted for the timing of the festival, they increased by 2.5%.

o	Eden Teva Briut reached operating profits and continues its accelerated development program.
o	Dor Alon's operating profit increased 28% in the first quarter of 2011 compared to the fourth quarter of 2010.
o
The reorganization in the BEE Group is beginning to bear fruit, with the operating profit of the segment moving from an operating loss of NIS 20 million in the previous quarter to a profit of NIS 2.7 million this quarter. The company is still in the process of the move to its new logistics center – a process that continues to cause additional expenses.

o	BSRE's NOI for the first quarter of 2011 was NIS 50.3 million as compared to NIS 44.5 million in the corresponding quarter last year, an increase of 13%.
o	During the second quarter the Company exercised its rights and acquired 49% of the shares of Diners Israel.

The main results of the quarter as compared to the previous quarter (Q4 2010):
Data in millions of NIS	1-3 2011	10-12 2010	Rate of change
Net revenues	3,007.1	2,983.5	0.8%
Gross profit	729.5	738.6	(1.2)%
Rate of gross profit	24.3%	28.1%
Operating profit (before other gains and losses and changes in fair value of investment property)	91.7	49.2	86.3%
Rate of operating profit	3.1%	1.7%
Finance expenses, net	40.7	42.5	(4.1)%
Net profit for the period	37.7	1.4	2,592.8%

Results for the first quarter of 20111
Gross revenues
Revenues (including government levies) in the first quarter of 2011 amounted to NIS 3,709.5 million (U.S. $1,065.6 million) as compared to revenues of NIS 1,830.8 million in the comparable quarter last year, an increase of 102.6%. The main increase in revenues was due to the inclusion of the results of Dor Alon. Dor Alon's sales in the first quarter, including government levies of NIS 702.3 million (U.S. $201.8 million) amounted to NIS 1,950.6 million (U.S. $560.4 million).

Revenues from sales, net
The Supermarket and non-food segment were affected by the timing of the Passover festival that fell during the second quarter this year where last year it fell in the first quarter.

Revenues of the Supermarkets segment – amounted to NIS 1,636.5 million (U.S. $470.1 million) in the current quarter as compared to NIS 1,689.9 million in the corresponding quarter last year, a decrease of 3.2%. The decrease in revenues was due to a reduction in the same store sales (SSS) at a rate of 2.1% which was mainly due to the timing of the Passover festival as discussed above and was partly offset by the opening of 11 stores and the closure of 5 stores from the beginning of 2010. Excluding the effect of the timing of the Passover festival the SSS increased by 2.5%.

1 The Company operates in four segments: Supermarkets, Commercial and fueling sites, Non Food retail and wholesale and Real Estate. Segmental information is included in this report below.

Revenues of the Commercial and Fueling sites segment – amounted to NIS 1,255.7 million (U.S. $360.7 million) as compared to NIS 993 million in the corresponding quarter last year2, an increase of 26.5%. The main increase compared to the corresponding quarter was due to the increase in sales in the fueling sites, an increase in sales in the convenience stores and an increase in the price of petrol.

Revenues of the non-food segment – a reduction in revenues by 14.3% from NIS 135.5 million in the first quarter of 2010 to NIS 116.1 million (U.S. $33.3 million) in the current quarter. The decrease in revenues is mainly due to the timing of the Passover festival as discussed above.

Revenues of the real estate segment – an increase in rental income of 16.7% from NIS 5.4 million in the first quarter of 2010 to NIS 6.3 million (U.S. $1.8 million) in the current quarter. The increase is mainly due to an increase in leased space.

Gross profit in the first quarter of 2011 amounted to NIS 729.5 million (U.S. $209.6 million) (24.3% of revenues) as compared to gross profit of NIS 513.8 million (28.1% of revenues) in the comparable quarter last year. Excluding the effect of Dor Alon's results, the gross profit decreased by NIS 2.7 million (U.S. $0.7 million) (0.5%). The decrease in the gross profit was mainly due to the decrease in sales in the non-food segment which was mainly due to the timing of the Passover festival, as discussed.

Selling, general and administrative expenses in the first quarter of 2011 amounted to NIS 637.7 million (U.S. $183.2 million) (21.2% of sales), compared to expenses of NIS 441.2 million (24.1% of revenues) in the comparable quarter last year, an increase of 44.6%.  Excluding the effect of Dor Alon's results the selling, general and administrative expenses increased by NIS 18.3 million (U.S. $5.2 million) (4.1%). The main increase was recorded in the Supermarkets segment due to the costs relating to the opening and closing of stores and an increase in municipal taxes and electricity expenses.

Operating profit (before other gains and losses and changes in fair value of investment property) in the first quarter of 2011 amounted to NIS 91.7 million (U.S. $26.4 million) (3.1% of revenues) as compared to NIS 72.6 million (4% of revenues) in the comparable quarter last year, an increase of 26.3%. In the previous quarter, that included the results of Dor Alon for the first time, the operating profit amounted to NIS 49.2 million. Excluding the effect of Dor Alon's results the operating profit (before other gains and losses and changes in fair value of investment property) decreased by NIS 17.9 million (U.S. $5.1 million) (24.6%). The decrease in the operating profit was mainly due to the timing of the Passover festival as discussed, the increase in selling, general and administrative expenses in the Supermarkets segment and the decrease in sales in the non-food segment.

2 The results of Dor Alon were included with the Company's results from October 3, 2010. Data for the first quarter of 2010 were included in this report in order to allow comparison and identification of the trends in the segment.

Changes in fair value of investment property in the first quarter of 2011 the Company recorded profit from the increase in the value of investment property in the amount of NIS 3.1 million (U.S. $0.9 million) compared to NIS 2.3 million in the comparable quarter last year.

Operating profit in the first quarter of 2011 amounted to NIS 92.9 million (U.S. $26.7 million) (3.1% of revenues) as compared to operating profit of NIS 73.6 million (4% of revenues) in the comparable quarter last year, an increase of 26.2%. In the previous quarter the operating profit amounted to NIS 49.6 million.

Finance costs, net in the first quarter of 2011 amounted to NIS 40.7 million (U.S. $11.7 million) as compared to net finance costs of NIS 14.4 million in the comparable quarter last year. Excluding the effect of the results of Dor Alon the finance expenses increased by NIS 14.8 million (U.S. $4.3 million). The increase was mainly due to the increase of 0.9% in the Israeli CPI this quarter as compared to a decrease of 0.95% in the Israeli CPI in the corresponding period and an increase in the Company's net debt as a result of the acquisition of Dor Alon and the investments of Blue Square Real Estate. The increase in finance costs was partly netted by the finance income from the revaluation of the option to acquire shares in Diners Israel.

Taxes on income in the first quarter of 2011 totaled NIS 15.7 million (U.S. $4.5 million) (an effective tax rate of 29.4% as compared to the statutory tax rate of 24%) as compared to NIS 21.5 million (an effective tax rate of 36.7% as compared to the statutory rate of 25%) in the comparable quarter last year.

Net income for the first quarter of 2011 amounted to NIS 37.7 million (U.S. $10.8 million) as compared to net income of NIS 37.1 million in the comparable quarter last year and net profit of NIS 1.4 million in the fourth quarter of 2010. The net profit in the first quarter of 2011 attributable to equity holders of the Company amounted to NIS 30 million (U.S. $8.6 million) or NIS 0.46 per share (U.S. $0.13) and the part attributable to the non-controlling interests amounted to NIS 7.7 million (U.S. $2.2 million).

Cash flows for the first quarter of 2011

Cash flows from operating activities: Net cash flow from operating activities amounted to NIS 216.0 million (U.S. $62.1 million) in the first quarter of 2011 compared to NIS 21.5 million from operating activities in the comparable quarter last year. The cash flows from operating activities is mainly due to the increase in trade payables and other accounts payable of NIS 380.8 million due to improvements in the terms of trade, advances from purchasers of apartments of NIS 86 million and the acquisition of Dor Alon which provided cash flows from operating activities in the first quarter of NIS 64.7 million net of the increase in trade receivables and other accounts receivable of NIS 323.7 million and an increase in inventories of NIS 71.6 million.

Cash flows used in investing activities: Net cash flows used in investing activities amounted to NIS 216.3 million (U.S. $62.1 million) in the first quarter of 2011 as compared to net cash used in investing activities of NIS 49.5 million in the comparable quarter. Cash flows used in investing activities in the first quarter of 2011 mainly included the purchase of property and equipment, investment property and intangible assets of total NIS 90.9 million as well as the grant of short term loans of NIS 61.7 million mainly to the controlling shareholder, increases in advances from purchasers of apartments of NIS 87.2 million and investments in securities of NIS 21.7 million, net of proceeds from realization of securities of NIS 19.6 million.
In the first quarter of 2010 the cash flows used in investing activities mainly included the acquisition of property and equipment, investment property and intangible assets of NIS 38.7 million as well as investment in securities of NIS 60.7 million net of the proceeds from sale of securities of NIS 44.5 million.

Cash flows from financing activities: Net cash flows from financing activities amounted to NIS 10.1 million (U.S. $2.9 million) in the first quarter of 2011 as compared to net cash flows used in financing activities of NIS 63.0 million in the corresponding quarter last year. The cash flows from financing activities in the first quarter of 2011 mainly included the repayment of loans of NIS 59.6 million, the payment of interest of NIS 55.8 million net of the increase in short term credit from banks of NIS 137.3 million. The net cash flows used in financing activities in the first quarter of 2010 included mainly dividends paid of NIS 75 million, repayment of long term loans of NIS 38.7 million and the payment of interest of NIS 38.6 million, net of the increase in short term credit from banks of NIS 107.7 million.

Comments of Management
Mr. David Weissman, Chairman of the Board of Directors and Chief Business Officer – "From the fourth quarter of 2010 the Company operates in four segments and is engaged in steps to develop the segments and to generate synergy between them.

In the second quarter, as part of the strengthening of the retail and financial arms of the Company we signed an amendment in principle to our agreement to acquire 49% of the shares of Diners Israel from C.A.L. of the Discount Group allowing us full partnership rights (49%) in the profits of Diners Israel. The numbers of credit cards held by YOU customers is, at the moment, 135 thousand and we intend to double the number of cards within 3 years. The current total number of our loyalty club customers is 900 thousand.

Dor Alon leads its market after entering a new modern world as the first to open and operate convenience stores, first in self-service fuelling and first to identify the potential of coffee shops with its foundation of the Segafredo chain and these days we lead the environment friendly market and continue to show impressive growth.

In the real estate sector the Company, through BSRE, its property managing real estate arm, develops and achieves its vision to become a leading company in the yield earning real estate market.

Alon Cellular is currently completing its business plan and is preparing to launch its operation towards the end of the year.

Through the BEE Group the Company operates in the non-food area and is completing its move to the logistics center which combines all the Group's non-food operations.

All of the above together make our Group the largest retail group in Israel."

Commenting on the financial results, the CEO, Mr. Zeev Vurembrand said:
"We conclude the first quarter of 2011 today, in which we saw the effects of the strategic steps we took to deal with the increased level of competition in the supermarket and non-food segments. This quarter was characterized by the competition mainly in the market outside the cities as a result of the conversion in the format of competitor's stores and the opening of new stores by the private chains. This quarter we adhered to a strategy of maintaining our market share and we attained the goals we set. This strategy resulted in an increase in advertising and marketing and other costs, partly of a one-off character.

The Passover festival falls in the second quarter this year, in contrast to last year, and therefore a comparison between the two quarters, both in the Supermarkets and the non-food segments is not representative. Despite this, the same store sales this quarter reduced by 2.1%. However, if the effect of the Passover festival was neutralized it showed an increase of 2.5%.

In this period we are continuing the second stage of our strategic plan, which as a central plank includes the accelerated opening of 30 new stores with a total floor space of approximately 27 thousand square meters in the next two years. About 25 of these stores will be of the local 'Mega in Town' format. We want to maintain the 50% share of sales for this local format.

Eden Teva Briut presents, for the first time since its foundation, an operating profit this quarter. These results were attained on the basis of its leading position in the healthy – organic food retail market. We intend to accelerate the opening of Eden in Mega sections in Mega stores so that by the end of 2012 this chain will count approximately 30, half independent and half Eden in Mega of the Shop-in-Shop format, stores.

BEE Group completed its senior management resource reorganization and from this quarter we see a big improvement in the results and we expect this improvement to continue in future quarters. "

Additional Information

1.
As of March 31, 2011, the Company operated 209 supermarkets divided as follows: Mega In Town -119; Mega Bool - 61; Mega - 6; Shefa Shuk - 12; Eden Teva Market -14 of which 3 Eden within Mega, Dor Alon – 190 fueling stations and 182 convenience stores and the Bee Group operates 280 branches (some franchised).

2.
EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization)3 in the first quarter of 2011 EBITDA was NIS 160.8 million (U.S. $ 46.2 million) (5.3 % of revenues) compared to NIS 117.7 million (6.4% of revenues) in the comparable quarter of 2010.

Post balance sheet events

On May 25, 2011 the Company's Board of Management agreed an amendment to the agreement of principles between C.A.L. and the Company, Dor Alon Energy in Israel (1988) Ltd. and the Blue Square Dor Alon loyalty plan partnership, which details changes to the existing agreement between the parties relating to the joint operation of Diners Israel and extends the YOU loyalty club agreement to the end of 2015.

According to the amendment to the agreement the Company and its subsidiary will have the right to their full share (amounting to 49%) of the profits of Diners Israel Ltd. and the loan granted by C.A.L. will be repaid by them.

The amendment is subject to the approval of The Boards of Directors of the parties to the transaction.

3 Use of financial measures that are not in accordance with Generally Accepted Accounting Principles
EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non-GAAP) and is defined as income before financial income (expenses) net, other gains (losses) net, changes in fair value of investment property, taxes, depreciation and amortization. It is an accepted ratio in the retail industry. It is presented as an additional performance measure, since it enables comparisons of operating performances between periods and companies while neutralizing potential differences resulting from changes in capital structures, taxes, age of property and equipment and its related depreciation expenses. EBITDA, however, should not be related to as a single measure or as an alternative to operating income, another performance indicator and to cash flow information, which are prepared using Generally Accepted Accounting Principles (GAAP) as indicators of profit or liquidity. EBITDA does not take the costs of servicing debt and other liabilities into account, including capital expenditures and therefore it does not necessarily indicate the amounts that may be available to the use of the company and in addition EBITDA should not be compared to other indicators with similar names reported by other companies because of differences in the calculation of these indicators. See the reconciliation between our net income and EBITDA which is presented in this press release.

Alon Holdings Blue Square– Israel Ltd. (hereinafter: "Alon Holdings") is the leading retail company in the State of Israel and operates in four reporting segments: In its supermarket segment, Alon Holdings, through its 100% subsidiary, Mega Retail Ltd., currently operates 209 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Commercial and Fueling Sites segment, through its 78.38% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores.  Dor Alon operates a chain of 190 petrol stations and 185 convenience stores in different formats in Israel. In its Real Estate segment, Alon Holdings, through its TASE traded 78.26% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties and projects.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our shelf offering report filed in Israel, portions of which were submitted to the SEC on Form 6-K on November 8, 2010.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2011
(UNAUDITED)

				Convenience translation
	December 31,	March 31,		March 31,
	2010	2010	2011	2011
	NIS			U.S. dollars
	In thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	125,956	523,489	127,572	36,648
Investment in securities	310,237	226,783	297,356	85,423
Short-term bank deposits	98,084	-	91,977	26,423
Trade receivables	1,731,747	854,229	1,826,626	524,742
Related parties	31,099	-	105,242	30,234
Other accounts receivable including current maturities of loans receivable	131,500	328,472	350,697	100,745
Derivative financial instruments	-	7,391	-	-
Income taxes receivable	64,094	51,629	70,714	20,314
Inventories	680,296	550,948	751,852	215,987
	3,173,013	2,542,941	3,622,036	1,040,516

NON-CURRENT ASSETS:
Investments in associates	6,012	4,303	7,270	2,088
Derivative financial instruments	56,078	16,976	87,773	25,215
Real estate inventories	83,337	-	84,844	24,373
Payments on account of real estate	164,132	-	168,652	48,449
Financial assets available for sale	30,327	-	32,083	9,217
Loans receivable, net of current maturities	176,043	-	176,074	50,581
Property and equipment, net	2,915,516	1,954,758	2,917,719	838,184
Investment property	558,488	423,804	573,907	164,868
Intangible assets, net	1,494,147	410,527	1,482,750	425,955
Other long-term receivables	47,097	5,926	113,740	32,675
Deferred taxes	66,018	41,901	69,240	19,891
	5,597,195	2,858,195	5,714,052	1,641,496
Total assets	8,770,208	5,401,136	9,336,088	2,682,013

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2011
(UNAUDITED)

				Convenience translation
	December 31,	March 31,		March 31,
	2010	2010	2011	2011
	NIS			U.S. dollars
	In thousands
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit and loans from banks and others	470,284	252,974	600,153	172,408
Current maturities of debentures and convertible debentures	202,769	75,234	204,878	58,856
Current maturities of long-term loans from banks	297,771	118,916	322,863	92,750
Trade payables	1,342,763	938,421	1,513,644	434,830
Other accounts payable and accrued expenses	686,633	704,689	917,881	263,683
Customers' deposits	30,405	-	28,772	8,265
Derivative financial instruments	7,700	-	12,103	3,477
Income taxes payable	7,431	3,905	4,161	1,195
Provisions	68,870	45,676	68,026	19,542
	3,114,626	2,139,815	3,672,480	1,055,007

NON CURRENT LIABILITIES:
Long-term loans from banks, net of current maturities	1,270,159	568,428	1,195,824	343,529
Convertible debentures, net of current maturities	117,801	135,245	118,549	34,056
Debentures, net of current maturities	2,183,093	1,244,196	2,188,203	628,613
Other liabilities	199,983	16,118	259,851	74,648
Derivative financial instruments	9,151	5,845	9,321	2,678
Liabilities in respect of employee benefits, net of amounts funded	51,492	48,584	52,265	15,014
Loan from related party	129,000	-	129,000	37,058
Deferred taxes	112,764	58,864	119,913	34,448
	4,073,443	2,077,280	4,072,926	1,170,045
Total liabilities	7,188,069	4,217,095	7,745,406	2,225,052

EQUITY:
Equity attributed to equity holders of the Company:
Ordinary shares of NIS 1 par value	79,711	58,357	79,835	22,934
Additional paid-in capital	1,218,409	1,042,364	1,218,409	350,017
Other reserves	(12,538)	4,896	(19,472)	(5,594)
Accumulated deficit	(85,760)	(109,797)	(58,647)	(16,847)
	1,199,822	995,820	1,220,125	350,510
Non-controlling interests	382,317	188,221	370,557	106,451
Total equity	1,582,139	1,184,041	1,590,682	456,961
Total liabilities and equity	8,770,208	5,401,136	9,336,088	2,682,013

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2011

(UNAUDITED)

				Convenience
				translation
	Year ended	Three months		for the three months
	December 31,	ended March 31,		ended March 31,
	2010	2010	2011	2011
	In thousands (except per share data)
Revenues	9,227,453	1,830,824	3,709,468	1,065,633
Less – government levies	723,709	-	702,349	201,766
Net revenues	8,503,744	1,830,824	3,007,119	863,867
Cost of sales	6,192,352	1,317,070	2,277,642	654,307

Gross profit	2,311,392	513,754	729,477	209,560

Selling, general and administrative expenses	2,069,970	441,170	637,731	183,203

Operating profit before other gains and losses and changes in fair value of investment property	241,422	72,584	91,746	26,356
Other gains	3,258	956	1,000	287
Other losses	(28,188)	(2,187)	(2,909)	(836)
Changes in fair value of investment property, net	32,917	2,274	3,055	878
Operating profit	249,409	73,627	92,892	26,685

Finance income	85,852	14,955	45,001	12,928
Finance expenses	(235,847)	(29,379)	(85,742)	(24,631)
Finance expenses, net	(149,995)	(14,424)	(40,740)	(11,704)
Share in gains (losses) of associates	(518)	(576)	1,213	348

Income before taxes on income	98,896	58,627	53,365	15,330
Taxes on income	36,287	21,533	15,691	4,507

Net income for the period	62,609	37,094	37,674	10,823

Attributable to:
Equity holders of the Company	47,839	28,756	29,988	8,615
Non-controlling interests	14,770	8,338	7,686	2,208

Earnings per ordinary share or ADS attributable to equity holders of the company
Basic	0.96	0.65	0.46	0.13
Fully diluted	0.96	0.65	0.45	0.13
Weighted average number of shares or ADSs used for computation of earnings per share:
Basic	49,590	43,987	65,903	65,903
Fully diluted	49,814	44,505	66,138	66,138

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2011
(UNAUDITED)

				Convenience
				translation
				for the three months
	Year ended	Three months ended		ended
	December 31,	March 31,		March 31,
	2010	2010	2011	2011
	NIS in thousands			U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Income before taxes on income	98,896	58,627	53,365	15,330
Income tax paid (received), net	5,741	15,712	(19,680)	(5,654)
Net cash provided by operating activities (a)	101,192	(52,821)	182,339	52,381
Net cash provided by operating activities	205,829	21,518	216,024	62,057
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(193,474)	(31,261)	(65,534)	(18,826)
Purchase of investment property	(20,720)	(342)	(20,341)	(5,843)
Purchase of intangible assets	(34,133)	(7,119)	(4,993)	(1,434)
Proceeds from collection of short-term bank deposits, net	12,401	67	6,107	1,754
Proceeds from sale of property and equipment	1,306	-	11,090	3,186
Investment in restricted use deposits	-	-	(87,277)	(25,072)
Proceeds from sale of marketable securities	373,040	44,449	19,601	5,631
Investment in marketable securities	(365,091)	(60,686)	(21,672)	(6,226)
Acquisition of subsidiaries	87,219	-	-	-
Grant of loans to jointly controlled companies	(31,442)	-	(61,733)	(17,734)
Payments on account of real estate	(76,884)	-	-	-
Redemption of long-term loans	1,565	-	3,027	870
Interest received	18,331	5,420	5,340	1,534
Net cash provided by ( used in) investing activities	(227,882)	(49,472)	(216,384)	(62,161)

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2011
(UNAUDITED)

				Convenience
				translation
				for the three months
	Year ended	Three months ended		ended
	December 31,	March 31,		March 31,
	2010	2010	2011	2011
	NIS in thousands			U.S. dollars in thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	(875,000)	(75,000)	-	-
Issuance of debentures	205,035	-	-	-
Transactions with non-controlling interests in subsidiary without loss of control	17,197	-	-	-
Dividend paid to non-controlling interests	(17,619)	(14,298)	-	-
Receipt of long-term loans	470,600	-	2,547	732
Repayment of long-term loans	(165,014)	(38,637)	(59,559)	(17,110)
Repayment of long term credit from trade payables	(1,740)	(435)	(435)	(125)
Repayment of debentures	(2,155)	-	(2,305)	(662)
Short-term credit from banks and others, net	(52,404)	107,691	137,322	39,449
Receipt of loans from interested party	90,000	-	-	-
Proceeds from issue of shares relating to share based payments in the company and a subsidiary	758	630	124	36
Acquisition of shares from non-controlling interests	(24,557)	-	(7,927)	(2,277)
Settlement of forward contracts	21,247	-	-	-
Purchase of treasury shares	(4,295)	(4,295)	(3,953)	(1,136)
Interest paid	(147,532)	(38,646)	(55,711)	(16,004)
Net cash provided by (used in) financing activities	(485,479)	(62,990)	10,103	2,902

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	(507,532)	(90,944)	9,743	2,799
Translation differences on cash and cash equivalents	(71)	-	(12)	(4)
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF PERIOD	611,734	611,734	104,131	29,914
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF PERIOD	104,131	520,790	113,862	32,709

(Continued - 2)
ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH  PERIOD  ENDED MARCH 31, 2011

(UNAUDITED)

					Convenience
					translation
					for the three months
		Year ended	Three months		ended
		December 31,	ended March 31,		March 31,
		2010	2010	2011	2011
		NIS			U.S. dollars
		In thousands

(a)	Net cash provided by operating activities:

	Adjustments for:
	Depreciation and amortization	206,945	43,205	67,938	19,517
	Increase in fair value of investment property, net	(32,917)	(2,274)	(3,055)	(878)
	Share in (gains) losses of associates	518	576	(777)	(223)
	Share based payment	6,834	1,901	1,114	320
	Loss from sale and disposal of property and equipment, net	5,962	148	(647)	(186)
	Provision for impairment of property and equipment, net	946	124	377	108
	Loss (gain) from changes in fair value of derivative financial instruments	(8,029)	3,023	(26,197)	(7,526)
	Linkage differences on monetary assets, debentures, loans and other long term liabilities	57,626	(12,063)	28,350	8,144
	Employee benefit liability, net	2,371	1,335	773	222
	Decrease (increase) in value of investment in securities, deposits and long-term receivables, net	(15,013)	629	1,480	425
	Interest paid, net	118,311	33,226	44,460	12,772

	Changes in operating assets and liabilities:
	Investment in real estate inventories	(87,092)	-	(1,983)	(570)
	Payments on account of real estate inventories	(71,564)	-	(1,065)	(306)
	Increase in trade receivables and other accounts receivable	(53,264)	(308,014)	(323,715)	(92,995)
	Increase in inventories	(49,910)	(36,090)	(71,556)	(20,556)
	Increase in advances from purchasers of apartments	-	-	86,092	24,732
	Increase (decrease) in trade payables and other accounts payable	19,468	221,453	380,752	109,380
		101,192	(52,821)	182,339	52,381

(Concluded - 3)
ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2011

(UNAUDITED)

				Convenience
				translation
				for the three months
	Year ended	Three months		Ended
	December 31,	ended March 31,		March 31,
	2010	2010	2011	2011
	NIS			U.S. dollars
	In thousands
(b) Supplementary information on investing and financing activities not involving cash flows:
Issue of shares upon conversion of convertible debentures	43,895	12,394	-	-
Purchase of property and equipment on credit	37,084	3,678	(5,870)	(1,686)
Issue of shares against acquisition of shares in subsidiary	965,770	-	-	-
Dividends declared to non-controlling interests	-	-	15,760	4,527
Advances from customers deposited in restricted use deposit	22,428	-	(21,357)	(6,135)

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
SELECTED OPERATING DATA
FOR THE THREE MONTH PERIOD
ENDED MARCH 31, 2011
(UNAUDITED)

	Year ended December 31,	Three months ended March 31,		Convenience translation for the three months ended March 31,
	2010	2010	2011	2011

In the consolidated report:

Gross revenues (in millions)	9,227	1,831	3,709	1,065

Net revenues	8,504	1,831	3,007	864

Operating profit before other gains and losses and changes in fair value of investment property (in millions)	241	73	92	26

EBITDA (in millions)	455	118	161	46

EBITDA margin	5.3%	6.4%	5.3%	5.3%

In the Supermarkets segment:

Increase (decrease) in same store sales	(0.8%)	1.2%	(2.1%)	N.A

Number of stores at end of period	206	206	209	N.A.

Stores opened during the period	7	3	4	N.A.

Stores closed during the period	4	-	1	N.A.

Total square meters at end of period	366,200	370,700	369,600	N.A.

Square meters added during the period, net	1,200	5,700	3,400	N.A.

Sales per square meter	18,692	4,578	4,441	1,276

Sales per employee (in thousands)	1,000	248	232	67

Openings – square meters	8,100	5,700	4,100	N.A.

Closings – square meters	(6,900)	-	(700)	N.A.

Net openings	1,200	5,700	3,400

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
RECONCILIATION BETWEEN NET INCOME FOR THE PERIOD AND EBITDA
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2011
 (UNAUDITED)

				Convenience
				translation
	Year ended	Three months		for the three months
	December 31,	ended March 31,		ended March 31,
	2010	2010	2011	2011
	NIS in thousands			U.S. dollars in thousands

Net income for the period	62,609	37,094	37,674	10,819
Taxes on income	36,287	21,533	15,691	4,507
Share in gains (losses) of associates	518	576	(1,213)	(348)
Finance expenses, net	149,995	14,424	40,740	11,704
Other losses, net	24,930	1,231	1,909	549
Changes in fair value of investment property	(32,917)	(2,274)	(3,055)	(878)
Depreciation and amortization	206,945	43,205	67,938	19,517
Share based payment	6,834	1,901	1,114	320
EBITDA	455,201	117,690	160,798	46,190

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2011

(UNAUDITED)

Note 1 - Segment reporting

The Company includes segment information according to IFRS 8. The reporting is based on the Company's organizational structure, the internal reporting, the allocation of resources and the decision-making process. The Company presents four segments: Supermarkets, Commercial and fueling sites, Non-food Retail and Wholesale and Real estate.

The Company's four operating segments consist of the following:

(1)
Supermarkets – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates Supermarket branches, the Company offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. As of March 31, 2011, Mega Retail operated 209 supermarkets. This segment also includes properties owned through Blue Square Real Estate ("BSRE"), in connection with the supermarket operation of Mega Retail's stores (including warehouses and offices).

(2)
Commercial and fueling sites – Through its subsidiary Dor-Alon the Company is engaged in the development, construction and operation of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers. The commercial and fueling sites segment is presented according to the published financial statements of Dor-Alon, with reclassification of credit card fees and with the amortization of the excess of cost arising at the time of acquisition allocated to the reconciliation between the operating profit of the segment and the total operating profit.

(3)
Non-food (Retail and Wholesale) –Through its subsidiary, BEE Group Retail Ltd. ("BEE Group"), the Company is engaged in non-food retail and wholesale activities. As of March 31, 2011, BEE Group operated 280 non-food retail outlets, mostly through franchisees, with specialties in houseware and home textile, toys, leisure, and infant.

(4)
Real Estate - Through its subsidiary BSRE the Company is engaged in generating yield from commercial centers, logistics centers and offices, land for the purpose of capital appreciation and deriving long-term yield as well as in the development of the "Wholesale Market" residency project.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2011

(UNAUDITED)
Note 1 - Segment reporting (continued)

	Three months ended March 31, 2011
	Supermarkets	Non-food	Real estate	Commercial and fueling sites	Adjustments	Total consolidated
	NIS in thousands

Net segment sales	1,636,535	116,072	6,272	1,248,240	-	3,007,119
Inter segment sales	-	9,816	-	7,483	(17,299)	-
Depreciation and amortization	39,749	3,507	-	22,242	2,440	67,938
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	49,572	2,739	2,513	50,329	(7,464)	97,689
Rate of operating profit (loss)before other gains and losses net and changes in fair value of investment property	3.0%	2.2%	40.1%	4.0%		3.2%
Segment profit	49,572	847	5,569	50,329	(7,482)	98,835
Unallocated corporate expenses						(5,943)
Operating profit						92,892

	Three months ended March 31, 2010
	Supermarkets	Non-food	Real estate	Commercial and fueling sites	Adjustments	Total consolidated
	NIS in thousands

Net segment sales	1,689,895	135,515	5,414	-	-	1,830,824
Inter segment sales	-	16,755	-	-	(16,755)	-
Depreciation and amortization	39,434	3,771	-	-	-	43,205
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	59,617	18,505	970	-	(1,223)	77,869
Rate of operating profit before other gains and losses net and changes in fair value of investment property	3.5%	12.2%	17.9%	-		4.3%
Segment profit	58,363	18,529	3,243	-	(1,223)	78,912
Unallocated corporate expenses						(5,285)
Operating profit						73,627

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2011

(UNAUDITED)
Note 1 - Segment reporting (continued)

	Year ended December 31, 2010
	Supermarkets	Non-food	Real estate	Commercial and fueling sites	Adjustments	Total consolidated
	NIS in thousands

Net segment sales	6,894,978	438,623	25,162	1,144,981	-	8,503,744
Inter segment sales	-	43,444	-	8,339	(51,783)	-
Depreciation and amortization	163,020	15,156	-	27,328	1,441	206,945
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	241,942	(7,189)	(4,843)	42,936	(9,424)	263,422
Rate of operating profit before other gains and losses net and changes in fair value of investment property	3.5%	(1.5%)	(19.2%)	3.7%		3.1%
Segment profit	232,944	(19,519)	28,074	39,333	(9,424)	271,409
Unallocated corporate expenses						(22,000)
Operating profit						294,409

	Three months ended March 31, 2011
	Supermarkets	Non-food	Real estate	Commercial and fueling sites	Adjustments	Total consolidated
	U.S. dollars in thousands

Net segment sales	470,134	33,344	1,802	358,587	-	863,867
Inter segment sales	-	2,820	-	2,150	(4,969)	-
Depreciation and amortization	11,419	1,007	-	6,390	701	19,517
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	14,241	787	722	14,458	(2,144)	28,064
Rate of operating profit (loss)before other gains and losses net and changes in fair value of investment property	3.0%	2.2%	40.1%	4.0%		3.2%
Segment profit	14,241	243	1,600	14,458	(2,149)	28,393
Unallocated corporate expenses						(1,707)
Operating profit						26,686